PDS Biotechnology Corporation
300 Connell Drive, Suite 4000
Berkeley Heights, New Jersey 07922

August 26, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4561
Attention:	Suzanne Hayes
Assistant Director

Re: PDS Biotechnology Corporation
Registration Statement on Form S-1
File No. 333-232988

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PDS Biotechnology Corporation hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-232988) (the “Registration Statement”), so that the Registration Statement may become effective at 4:30 p.m. (Washington, D.C. time) on August 28, 2019 or as soon as practicable thereafter.

PDS BIOTECHNOLOGY CORPORATION

By: /s/ Andrew Saik
Name: Andrew Saik

Title: Chief Financial Officer